Steben & Company, Inc.	240 631 7600 T
9711 Washingtonian Blvd., Suite 400	240 631 9595 F
Gaithersburg, MD 20878	www.steben.com

July 29, 2014

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-187847 and 811-22824

Dear Ms. Vroman-Lee:

On June 6, 2014, Steben Select Multi-Strategy Fund (the “Fund”) filed Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (“Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”) (accession number 0001144204-14-036149).

Following below is a summary of the oral comments provided by you on July 23, 2014, regarding the Fund’s Amendment.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the Amendment.

Prospectus

1. Comment: Please include the Tandy representations.

Response: The Funds acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the SEC’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the SEC staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

2.	Comment: Please confirm that all material information will be included in the next post-effective amendment to be filed with the SEC.

Securities and Exchange Commission

July 29, 2014

Response: The Fund confirms that will include all updated material information in Post-Effective Amendment No. 2 to be filed with the SEC via EDGAR on or about July 29, 2014.

3.	Comment: Under the “Summary,” in the section entitled “The Fund and the Master Fund,” in the fourth paragraph that begins “The investment adviser to the Fund….”, please clarify in the second sentence that it is the Investment Manager who is registered with the SEC.

Response: The Fund has made the requested clarification.

4.	Comment: Under the “Summary,” in the section entitled “Investment Program,” in the paragraph entitled “Portfolio Fund Strategies Utilized by Portfolio Funds,” it is noted that the Master Fund “may invest in Portfolio Funds that pursue two or more strategies listed above as well as others.” If there are other strategies that a Portfolio Fund pursues, please clarify whether those strategies should be included in the disclosure regarding the Fund’s principal investment strategy.

Response: The Fund has removed references to “as well as others” and included “primarily” to clarify the strategies the Portfolio Funds pursue.

5.	Comment: Under the “Summary,” in the section entitled “Investment Program,” in the paragraph entitled “Tactical Investments and Derivatives,” please review the disclosure to ensure that it is not too standardized and also that it describes the actual derivative investments and risks that the Fund intends to use in its principal investment strategy. Also, please confirm that each type of instrument disclosed is consistent with the principal investment strategy of the Fund. See Barry Miller Letter dated July 2010 and Division of Investment Management Notice 20-03.

Response: The Fund confirms the above.

6.	Comment: Under the “Summary,” in the section entitled “Selected Risk Factors,” in the paragraph entitled “Risks of Fund of Hedge Fund Structure,” the fifth bullet notes that the Portfolio Funds may hold a portion of their assets in “side pockets.” Please disclose how much of the Master Fund’s assets may be held in side pockets.

Response: The Fund has included an additional statement to clarify that the Master Fund generally does not invest in Portfolio Funds that utilize side pockets but that such funds may utilize them on occasion.

7.	Comment: Under the “Summary,” in the section entitled “Selected Risk Factors,” in the paragraph entitled “Risks of Fund of Hedge Fund Structure,” the eighth bullet notes that Shareholders will have no right to receive information about the Portfolio Funds or the Portfolio Fund Managers and will have no recourse against the Portfolio Funds or their Portfolio Fund Managers. Please consider qualifying this statement as it relates to the Fund’s investment in the Portfolio Funds.

Securities and Exchange Commission

July 29, 2014

Response: The Fund has made the requested clarification.

8.	Comment: Under the “Summary,” in the section entitled “Selected Risk Factors,” in the paragraph entitled “Risks of Fund of Hedge Fund Structure,” the penultimate bullet notes Portfolio Fund Managers may receive compensation for positive performance of the relevant Portfolio Fund, even if the Master Fund’s overall returns are negative. Please consider adding disclosure as to why this may be the case.

Response: The Fund has added the requested disclosure.

9.	Comment: Under the “Summary,” in the section entitled “Selected Risk Factors,” in the paragraph entitled “Trading and Investment Risks of Portfolio Funds,” consider adding risk disclosure regarding the ability of Portfolio Funds to invest in ETFs and other investment companies as disclosed later in the prospectus. Also, consider whether such fees should be included as AFFE in the fee table.

Response: The Fund has added the requested disclosure. All underlying investment company fee and expenses incurred by the Fund (except for the Master Fund fees and expenses) are reflected in the AFFE line item in the fee table. The Master Fund fees and expenses are reflected in the management fee and other expense line items.

10.	Comment: Under the “Summary of Fund Expenses,” please explain why Class A shares do not impose an early withdrawal fee but Class I shares do impose such a fee.

Response: The Fund has modified the fee and expense table to reflect that imposition of an early withdrawal fee for Class A shares.

11.	Comment: Under the “Summary of Fund Expenses,” footnote 6 to the Fee and Expense Table, please explain why the total annual expenses could be higher or lower than disclosed in the fee table.

Response: Please note that footnote 6 is a notation to the Acquired Fund Fees and Expense line item in the Fund’s expense table. The statement included in footnote 6 explains to investors the basis of the expense number included in the table and to note that because it is based on the Fund’s assets invested in each Portfolio Fund and that each Portfolio Fund has different expenses, the number may be substantially higher or lower in the future. The Fund has clarified the disclosure in footnote 6.

Securities and Exchange Commission

July 29, 2014

12.	Comment: Please explain how the Fund is complying with FASB ASC 946-205-50-28, which states that the feeder fund ratios of expenses and net investment income to the average net assets should include the expense of both the feeder and the master fund. See aag-inv-5.49. This comment applies to both annual report and N-2.

Response: Both the Fund and the Master Fund are regulated investment companies under the Internal Revenue Code, which means that they are not “pass-through” entities.  As such, the Fund purchases shares of the Master Fund at the current price and its investment in the Master Fund is then priced like any other equity resulting in unrealized gains/losses.  Technically, the Fund shares in its portion of the Master Fund income, expense and gain/loss - it is just not a see through to the different buckets, it all flows to unrealized.  The Fund maintains records that reflect these calculations, which prove out that the unrealized is a portion of the Master Fund's income, expense and gain/loss.

13.	Comment: In Appendix B, the Performance History section, please confirm that the HFRI Fund of Funds Composite Index is the most appropriate index to compare Fund performance. Also, please explain why the HFRI Fund of Funds Composite Index is used.

Response: The HFRI Fund of Funds Composite Index is a peer index that includes over 500 funds of hedge funds that have at least $50 million under management or have been actively traded for at least 12 months. The Index includes both domestic and offshore funds. The HFRI Fund of Funds Composite Index is an appropriate index for comparison to the Fund due to the similar characteristics the Fund exhibits to those funds included in the Index. Thus, the Index provides a relative basis for comparing the Fund’s performance to similarly situated funds of hedge funds.

Statement of Additional Information

14.	Comment: Please disclose in the SAI that Mr. Steben serves as the Chairman of the Board.

Response: The Fund has included the requested disclosure.

15.	Comment: Per Item 18, instruction 5, please disclose whether the Board has appointed a lead independent trustee.

Securities and Exchange Commission

July 29, 2014

Response: The Fund has included the requested disclosure.

16.	Comment: Please disclose the number of committee meetings held in last year.

Response: The Fund has included the requested disclosure.

17.	Comment: If the Fund estimates that will make a return of capital distribution, please include a discussion in the summary portion of the prospectus.

Response: The Fund generally will not make a return of capital distribution as the only distributions will be the annual RIC dividend.

Part C

18.	Comment: Please include the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933 with the disclosure required by Item 30 of the Form N-2.

Response: The Fund has included the requested disclosure.

* * * * *

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada
K&L Gates LLP